UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)

145 King Street West, Suite 1400
Toronto, Ontario, Canada M5H IJ8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐  Form 40-F  ☒

SUBMITTED HEREWITH

Exhibits
99.1	News release of the registrant dated April 2, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/Greg Guyatt_________________________
Greg Guyatt
Chief Financial Officer

Date:  April 2, 2024